Exhibit 99.1

Virax Biolabs’ CEO James Foster Provides Shareholder Update Following Fiscal 2026 Annual Report and Fosun Diagnostics Commercial Supply Agreement

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Fiscal 2026 Annual Report, filed July 2, 2026, reflects cash of $6.4 million, total assets of $8.3 million and shareholders’ equity attributable to ordinary shareholders of $7.3 million
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Fosun Diagnostics agreement, announced July 9, 2026, supports commercial execution for ImmuneSelect across six Southeast Asian markets
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Preferred investment option exercise, completed July 10, 2026, generated approximately $3.3 million in gross proceeds, further strengthening the Company’s liquidity position and balance sheet
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Nasdaq confirmed on July 13, 2026, that the Company regained compliance with the minimum bid price requirement

Caption: An investigational ViraxImmune™ kit, part of Virax Biolabs’ in-development T cell immune-profiling platform. ViraxImmune™ is currently in development and is not approved for diagnostic use in any jurisdiction.

LONDON, July 16, 2026 /PRNewswire/ – Virax Biolabs Group Limited (NASDAQ: VRAX) (“Virax” or the “Company”), a biotechnology company focused on immune response detection, T cell immune profiling and in vitro diagnostic technologies, today published a shareholder update from Chief Executive Officer James Foster providing context on the Company’s fiscal 2026 Annual Report and subsequent commercial, financing and Nasdaq compliance developments.

The Annual Report provides audited financial statements for fiscal year 2026, updates shareholders on the Company’s strategic focus, and reflects the Company’s recently completed 1-for-25 share consolidation. The full Annual Report is available on the U.S. Securities and Exchange Commission’s website and on the Company’s investor relations website at https://ir.viraxbiolabs.com/sec-filings/annual-reports.

Highlights:

• Audited balance sheet position: As of March 31, 2026, Virax reported cash of $6.4 million, total assets of $8.3 million, total liabilities of $1.0 million, current assets of $6.8 million and current liabilities of $0.7 million.

• Subsequent financing update: Subsequent to fiscal year end, the Company completed the exercise of preferred investment options for gross proceeds of approximately $3.3 million, further strengthening the Company’s liquidity position and balance sheet.

• Commercial progress: Subsequent to fiscal year end, Virax announced a multi-country commercial supply agreement with Fosun Diagnostics for ImmuneSelect across six Southeast Asian markets, supporting near-term commercial supply, evaluation activity and potential regional expansion.

• Disciplined investment: Research and development expenses increased to $3.7 million in fiscal 2026 from $2.0 million in fiscal 2025, while general and administrative expenses decreased to $2.7 million from $4.0 million and net loss decreased to $5.0 million from $6.1 million.

• Nasdaq compliance: Following the Company’s 1-for-25 share consolidation, Nasdaq confirmed that Virax had regained compliance with the minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2).

• Valuation backdrop: Based on the closing price of $3.74 on July 14, 2026, Virax’s public market valuation remained below its audited cash balance and shareholders’ equity attributable to ordinary shareholders, notwithstanding the subsequent financing and recent commercial progress. Management believes the current public valuation does not fully reflect the Company’s audited financial position, clinical and development programs, commercial progress or strategic assets.

“Filing the 20-F gives investors a clearer view of Virax’s audited financial position,” said James Foster, Chairman and Chief Executive Officer of Virax Biolabs. “In our view, the subsequent financing, restoration of Nasdaq compliance and recent commercial progress with ImmuneSelect leave the Company better positioned to pursue near-term commercial opportunities while continuing the longer-term clinical and regulatory development of ViraxImmune™.”

The full text of Mr. Foster’s July 2026 shareholder update is reproduced below.

Dear Fellow Shareholders,

Following several significant developments in recent weeks, I wanted to provide shareholders with a concise update on Virax’s current position and priorities.

Our fiscal 2026 Annual Report provides audited visibility into the Company’s financial position. As of March 31, 2026, Virax reported cash of $6.4 million, total assets of $8.3 million, total liabilities of $1.0 million and shareholders’ equity attributable to ordinary shareholders of $7.3 million. Subsequent to fiscal year end, we completed the exercise of preferred investment options for gross proceeds of approximately $3.3 million, further strengthening our liquidity position and balance sheet. This supports continued investment in ViraxImmune™ and commercial execution for ImmuneSelect.

Based on the July 14, 2026 closing price, the Company’s public market valuation remained below its audited cash balance and shareholders’ equity attributable to ordinary shareholders, notwithstanding the subsequent financing and recent commercial progress. We do not control the market and cannot predict short-term trading, but we believe this disconnect does not fully reflect the Company’s cash position, modest liability profile, laboratory infrastructure, clinical and development activities, or the broader value potential of ViraxImmune™ and ImmuneSelect.

Subsequent to fiscal year end, we announced a multi-country commercial supply agreement with Fosun Diagnostics for ImmuneSelect across Thailand, Vietnam, Indonesia, the Philippines, Singapore and Malaysia. The agreement is intended to support commercial supply of our research-use-only (“RUO”) immune profiling products, initially for tuberculosis-related research applications in Thailand, with potential expansion across Fosun’s regional network. We view this as an important step in developing ImmuneSelect into a practical commercial channel. Revenue generation remains an area where execution must improve, and our objective is to translate focused commercial opportunities into revenue while continuing to advance ViraxImmune™.

Following our 1-for-25 share consolidation, Nasdaq confirmed that the Company had regained compliance with the minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2), allowing our ordinary shares to remain listed. Maintaining Nasdaq compliance is important, but it is a foundation rather than the objective. Our focus now is execution: advancing clinical validation and evidence-generation activities for ViraxImmune™, building the U.S. market-entry pathway, translating ImmuneSelect opportunities into revenue, and communicating our progress clearly. Long-term shareholder value will ultimately depend on our ability to deliver meaningful clinical, regulatory and commercial milestones while maintaining financial discipline.

Sincerely,

James Foster

Chief Executive Officer

Virax Biolabs Group Limited

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on immune response detection and T cell immune profiling. The Company is developing in vitro diagnostic technologies for viral and immune-mediated diseases, with an initial strategic focus on post-acute infection syndromes, including Long COVID, and related areas of chronic immune dysfunction. Its principal programs are ViraxImmune™, an in-development T cell-based immune profiling and diagnostic platform, and ImmuneSelect, a research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents.

For more information, please visit www.viraxbiolabs.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial position and operating results; our business prospects and opportunities; our ability to generate revenue from ImmuneSelect or other products; our ability to advance ViraxImmune™; our ability to maintain compliance with Nasdaq listing requirements; and our clinical, regulatory and commercial plans. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to keep pace with new technology and changing market needs; the possibility that the commercial supply agreement with Fosun Diagnostics may not generate anticipated revenue, achieve expected commercial results, result in broader regional adoption or lead to additional purchase orders; our ability to generate revenue from ImmuneSelect or other products; our ability to maintain compliance with applicable Nasdaq listing requirements; potential for clinical trials to deliver statistically and/or clinically significant evidence of efficacy and/or safety; failure of interim or top-line results to accurately reflect the complete results of a trial; failure of planned or ongoing preclinical and clinical studies to demonstrate expected results; potential failure to continue to secure FDA and other regulators’ agreement on the regulatory path for ViraxImmune™ or other potential products; and the competitive environment of our business.

These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2026. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

Company Contact:

Virax Biolabs Group Limited
Phone: +44 020 7788 7414
Email: info@viraxbiolabs.com

Investor Contact:

Dave Gentry, CEO
RedChip Companies, Inc.
Phone: 1-407-644-4256
Email: VRAX@redchip.com